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Direct Dial No.: (212) 907-7349

Direct Fax No.: (212) 754-0330

Email Address: AHudders @GOLENBOCK.COM

April 18, 2023

United States Securities and Exchange Commission

Division of Corporation Finance – Office of Finance

Washington, DC 20549

Attention:	Ms. Tonya Aldave
Ms. Susan Block
Mr. William Schroeder
Mr. Amit Pande

Re:	MDB Capital Holdings, LLC
Registration Statement on Form S-1
Original file date: November 10, 2022
Amendment file date: March 24, 2023
File No. 333-268318

Dear Ms. Aldave:

Thank you for permitting me to submit changes pages reflecting the potential edits to the registration statement on Form S-1 (“Form S-1”) of MDB Capital Holdings, LLC (the “Company”), filed on March 24, 2023, in response to the Comment No. 1 in the staff response letter of April 6, 2023. I repeat the staff comment and the potential response, subject to any further comments of the staff thereto.

Amendment No. 3 to Registration Statement on Form S-1

General

1. We note your response to our prior comment 1 and your revised disclosure stating how many additional class A common shares you need to issue to cease being a “controlled company.” Please further disclose, assuming there are no additional class A common shares issued, what percentage of outstanding shares the controlling shareholders must keep in order to continue to control the outcome of the matters submitted to shareholders for approval. As such, please revise throughout, when you are discussing when you may no longer be a controlled company, to clarify that you will no longer be a controlled company once the selling shareholders own less than 50% of the voting control of the company. Include disclosure accompanying that statement that currently the Class B common shareholders are entitled to 5 votes per share, and when converted into Class A shares, the shares would have one vote per share. Please delete the disclosure discussing that you will remain a controlled company until you have issued and outstanding 25,000,0001 Class A shares, or balance that disclosure by also stating the number of shares you anticipate having outstanding after the offering.

Securities and Exchange Commission

April 18, 2023

Response:

The Company, in response to the comment, has changed the disclosure to indicate that the Class B Common Shares will maintain 50% of the voting control if they retain1,410,384 Class B Common Shares, assuming the sale of all the shares offered by the prospectus, no additional Class A Common Shares are issued and of the Class A Common Shares issued on conversion, none are retained by Messrs. Marlett and DiGiandomenico. We have further indicated the aggregate number of Class A Common Shares that may be outstanding after the offering, and we have retained as an alternative the number of additional Class A Common Shares that would have to be sold if there were no conversion of the Class B Common Shares.

Thank you for providing this limited review. My contact information is 212-907-7349 or ahudders@golenbock.com.

Very truly yours,

/S/ Golenbock Eiseman Assor Bell & Peskoe LLP

Golenbock Eiseman Assor Bell & Peskoe LLP

Enc.	Changed pages
cc:	Mr. Christopher Marlett,
Chief Executive Officer

Mo Hayat,
Chief of Entrepreneurship & Operations

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, Dated April ___, 2023

MDB CAPITAL HOLDINGS, LLC

833,333 CLASS A COMMON SHARES REPRESENTING LIMITED LIABILITY INTERESTS

This is the initial public offering of class A common shares representing limited liability interests of MDB Capital Holdings, LLC. We are offering the class A common shares at a public offering price of $12.00 per share, in a “best efforts” no minimum / 833,333 maximum share offering. The public offering price per share will be fixed for the duration of this offering. This offering will terminate on the 60th day following effectiveness of the registration statement of which this prospectus forms a part (the “Offering Termination Date”), unless we sell the maximum amount of shares before that date or we decide to terminate this offering prior to the Offering Termination Date, which we may do at any time in our discretion. Investors will enter into a subscription agreement and their subscription amount will be deposited in an escrow account with Wilmington Trust, National Association. Subscriptions are irrevocable, and subscribers cannot withdraw their funds during the offering period. Once we decide to have a closing, the deposited investor funds will be released to us. There will be one closing. In the event we terminate the offering without a closing, all subscriber funds received in escrow will be promptly returned to subscribers without interest or offset in accordance with rules 10b-9 and 15c2-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We are authorized under our operating agreement to issue common and preferred shares representing our limited liability interests. We have established two classes of common shares representing our limited liability interests, which we have denominated class A common shares and class B common shares. The rights of the holders of class A common shares and class B common shares are identical, except for voting and conversion rights. Each class A common share is entitled to one vote, and each class B common share is entitled to five votes per share. The class B common shares are convertible into class A common shares at any time, in an amount as determined by the holder, at the rate of one class B common share for one class A common share. Shareholders who hold class B common shares must convert their class B common shares into class A common shares before they may sell any of their shares in a public market. Prior to this offering, the holders of our outstanding class B common shares, being two persons, hold approximately 90.8% of the voting power of our actual outstanding capital equity, and those persons with our directors, executive officers, and 5% shareholders, and their respective affiliates, hold approximately 91.1% of the voting power of our actual outstanding capital equity. The corporate governance rights of the two classes of common shares are defined in our operating agreement, and are similar to the rights of a holder of stock in a corporation organized under Delaware law, which is why we have designated them as shares rather than LLC units or membership interests or other designations typical of limited liability companies. See “Description of Capital.” The common shares represent limited liability interests, and have pass through tax benefits under the U.S. federal income tax regulations. See “Certain Material U.S. Federal Tax Considerations.”

After completion of this offering we will have 3,462,299 class A common shares outstanding if all the shares offered hereby are sold, each class A common share having one vote. Christopher Marlett, our Chief Executive Officer and Chairman, and Anthony DiGiandomenico, our Chief of Transactions and a director, through their ownership of all our outstanding 5,000,000 class B common shares, each of which has five votes, will continue to control more than a majority of the voting power of our outstanding class A and class B common shares which vote as a single class on all matters. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq and eligible for certain exemptions from these rules. Based on the number of class A common shares to be outstanding after this offering assuming all the class A common shares offered hereby are sold and no additional class A common shares are issued other than those issued on conversion of the class B common shares, and Messrs. Marlett and DiGiandomenico hold no class A common shares after conversion of their class B common shares into class A common shares, we will remain a “controlled company” so long as Messrs. Marlett and DiGiandomenico own at least 1,410,384 class B common shares. Alternatively, if Messrs. Marlett and DiGiandomenico do not convert or dispose of any of the 5,000,000 class B common shares they own, we will have to issue 21,237,702 class A common shares before Messrs. Marlett and DiGiandomenico are diluted to below 50% voting control of the common shares, at which point we then would cease to be a “controlled company.” We intend to rely on the “controlled company” exemption for as long as Messrs. Marlett and DiGiandomenico have control of the company. See “Risk Factors – If the class A common shares are listed on Nasdaq, we will be deemed a “controlled company” under the listing rules because our class B common shares are held by two persons who have more than 50% control. As a controlled company, we will be exempt from many of the corporate governance obligations that other companies must follow when listing on Nasdaq” on page _____ for more information.

Prior to this offering, there has been no public market for our class A common shares. We intend to apply to list our class A common shares on The Nasdaq Capital Market, sometimes referred to as Nasdaq, under the symbol “MDBH.” No assurance can be given that our application will be approved or that an active trading market for the class A common shares will develop. We will not consummate and close this offering without a listing approval letter from the Nasdaq Capital Market.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012. As such, in this prospectus we have taken advantage of certain reduced disclosure obligations that apply to emerging growth companies regarding selected financial data and executive compensation arrangements. See “Prospectus Summary— Implications of Being an Emerging Growth Company.”

Digital Offering, LLC, or Digital Offering, is the lead managing selling agent, or selling agent, for this offering. The selling agent is selling our class A common shares in this offering on a best efforts, no minimum basis and is not required to sell any specific number or dollar amount of class A common shares offered by this prospectus, but will use its best efforts to sell such class A common shares. The selling agent may engage sub-agents to assist in the placement of the class A common shares offered hereby.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus to read about factors you should consider before deciding to invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Christopher Marlett, our Chief Executive Officer and Chairman, and Anthony DiGiandomenico, our Chief of Transactions and a director, through their ownership of all our outstanding 5,000,000 class B common shares, each of which has five votes, will continue to control more than a majority of the voting power of our outstanding class A and class B common shares, which vote as a single class on all matters. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq and eligible for certain exemptions from these rules. Based on the 3,462,299 class A common shares to be outstanding after this offering assuming all the class A common shares offered hereby are sold and no additional class A common shares are issued other than those issued on conversion of the class B common shares, and Messrs. Marlett and DiGiandomenico hold no class A common shares after conversion of their class B common shares into class A common shares, we will remain a “controlled company” so long as Messrs. Marlett and DiGiandomenico own at least 1,410,384 class B common shares, which will represent just over 50% of the combined voting control of the common shares. Alternatively, if Messrs. Marlett and DiGiandomenico do not convert or dispose of any of the 5,000,000 class B common shares they own, we will have to issue 21,237,702 class A common shares before Messrs. Marlett and DiGiandomenico are diluted to below 50% voting control of the common shares, at which point we then would cease to be a “controlled company.” We intend to rely on any such exemptions for as long as Messrs. Marlett and DiGiandomenico have control of the company.

The fact that the class B common shares have a right to five votes per class B common share on all matters presented for a vote to the shareholders, including in the vote for directors, and the fact that the class B common shares currently have a majority ownership position of all the common shares, means that they have an anti-takeover effect, because it would be difficult for an insurgent to overcome the authority that the class B common shares has in the governance of the Company. The class B common shares also means that the holders will have a control position over the Company in determining the affairs of the Company, including the selection of the members of the board of directors and officers, use of the proceeds of this offering and other income of the company, determination of various policies by which the Company is governed, and any other matter that is determined directly or indirectly by the shareholders.

Impact of the COVID-19 Pandemic on Our Business

The COVID-19 pandemic has prompted national, regional, and local governments, including those in the markets that the Company operates in, to implement preventative or protective measures to control its spread. As a result, there have been disruptions in business operations around the world. As our operations may largely be conducted remotely and are largely office and service work based and not involved in manufacturing or direct face to face client service contacts, we have not been impacted significantly by the COVID-19 pandemic.

While the Company will continue to navigate the financial, operational, and personnel challenges presented by the COVID-19 pandemic, the full impact of COVID-19 on our operational and financial performance will depend on future developments, including the duration and spread of the pandemic, the potential uncertainty related to (and proliferation of) new strains, and related actions taken by federal, state, local and international government officials, to prevent and manage the spread of COVID-19. All of these efforts are uncertain, out of our control, and cannot be predicted at this time.

Impact of Ukrainian Conflict

Currently, we believe that the conflict between Ukraine and Russia does not have any direct impact on our operations, financial condition or financial reporting. We believe the conflict will have only a general impact on our operations in the same manner as it is having a general impact on all businesses that have their operations in North America as a result of international sanctions and embargo regulations, possible shortages of goods and goods incorporating parts that may be supplied from the Ukraine or Russia, supply chain challenges, and the international and US domestic inflationary results of the conflict and government spending for and funding of our country’s response. We do not believe we will be targeted for cyber-attacks in connection with the conflict, but as a financial institution, we are aware that we may be a general target for cyber-attacks. We have no operations in the countries directly involved in the conflict or are specifically impacted by any of the sanctions and embargoes, as we principally operate in the United States. We do not believe that the conflict will have any impact on our internal control over financial reporting. Other than general securities market trends, we do not have reason to believe that investors will evaluate the company as having special risks or exposures related to the Ukrainian conflict.

Recent Developments

On June 8, 2022, the Company completed the first closing of a private placement, closing on 2,517,966 class A common shares, for gross proceeds of $25,179,660. On June 15, 2022, we completed the second closing of the private placement, closing on an additional 11,000 class A common shares, for gross proceeds of $110,000. The Company received total gross proceeds from the two closings of approximately $25,289,660, which will be used for development of the current partner companies, setting up new partner companies, and our general corporate and working capital requirements. The Company also issued warrants to purchase 18,477 class A common shares to two sales agents engaged by the Company that are registered broker-dealers, which are exercisable for 10 years at $12.00 per share.

All the investors in the private placement are locked-up until the commencement of trading of our class A common shares on The Nasdaq Capital Market. We intend to list the class A common shares on The Nasdaq Capital Market, but no assurance can be given that our application will be approved or that an active trading market for the class A common shares will develop. We will not consummate and close this offering without a listing approval letter from the Nasdaq Capital Market.

Risks Related to this Being a Public Company and Owning Our Class A Common Shares

Control by management may limit your ability to influence the outcome of director elections and other transactions requiring shareholder approval.

Two persons, Anthony DiGiandomenico and Christopher Marlett, own all the class B common shares. The class A common shares have one vote per share, and the class B common shares have five votes per share. The class A common shares and class B common shares vote together as a single class on all matters, including the election of directors. There are 5,000,000 class B common shares issued and outstanding, currently representing 90.8% of the aggregate voting authority of our common shares immediately prior to the date of this prospectus. Therefore, even if the maximum offered shares are sold, the class B common shares will continue to be able to dictate the outcome of all matters put before the shareholders. There is no automatic or voluntary conversion of the class B common shares into class A common shares, thus the class B common shares will have control of MDB for an indefinite period of time.

Based on the foregoing, the class B common shares will have significant influence over corporate actions requiring shareholder approval, including the following actions:

●	to determine the composition and to elect the board of directors;
●	to amend or prevent a change in our operating agreement;
●	to effect or prevent a merger, sale of assets or other corporate transaction; and
●	to control the outcome of any other matter submitted to our shareholders for vote.

The existence of the class B common shares may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of MDB, which in turn could reduce our shares price or prevent our class A common shareholders from realizing a premium over our share price.

Future transfers by holders of class B common shares generally will result in those shares converting to class A common shares, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of class B common shares to class A common shares will have the effect, over time, of increasing the relative voting power of those holders of class B common shares who retain their shares in the long term. As a result, it is possible that the persons or entities continuing to hold our class B common shares could gain significant voting control as other holders of class B common shares sell or otherwise convert their shares into class A common shares.

If, and when, the class A common shares are listed on Nasdaq, we will be deemed a “controlled company” under the listing rules because our class B common shares are held by two persons who have more than 50% control. As a controlled company, MDB will be exempt from certain of the corporate governance obligations that other companies must follow when listing on Nasdaq.

The class B common shares are held by two persons who have control over the operations of the Company. Therefore, MDB is a controlled company under the Nasdaq listing rules and will be exempt from certain listing requirements, including having (i) a board comprised of a majority of independent directors, (ii) a compensation committee, and (iii) a director nominations committee. Additionally, we will not be required to hold annual meetings. Management intends to take advantage of these exemptions. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. Notwithstanding the exemption, currently we have a board that has several independent directors, we are required to have and will have an audit committee, and related party transactions will have to be reviewed by the audit committee. Shareholder approval will be required for stock options or purchase plans, and the financial statements must be audited by an independent public accountant that is registered with the PCAOB.

After completion of this offering we will have 3,462,299 class A common shares outstanding if all the shares offered hereby are sold, each class A common share having one vote. Christopher Marlett, our Chief Executive Officer and Chairman, and Anthony DiGiandomenico, our Chief of Transactions and a director, through their ownership of all our outstanding 5,000,000 class B common shares, each of which has five votes, will continue to control more than a majority of the voting power of our outstanding class A and class B common shares which vote as a single class on all matters. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq and eligible for certain exemptions from these rules. Based on the number of class A common shares to be outstanding after this offering assuming all the class A common shares offered hereby are sold and no additional class A common shares are issued other than those issued on conversion of the class B common shares, and Messrs. Marlett and DiGiandomenico hold no class A common shares after conversion of their class B common shares into class A common shares, we will remain a “controlled company” so long as Messrs. Marlett and DiGiandomenico own at least 1,410,384 class B common shares, which will represent just over 50% of the combined voting control of the common shares. Alternatively, if Messrs. Marlett and DiGiandomenico do not convert or dispose of any of the 5,000,000 class B common shares they own, we will have to issue 21,237,702 class A common shares before Messrs. Marlett and DiGiandomenico are diluted to below 50% voting control of the common shares, at which point we then would cease to be a “controlled company.” We intend to rely on the “controlled company” exemption for as long as Messrs. Marlett and DiGiandomenico have control of the company.

The dual class structure of our currently issued equity securities may adversely affect the trading market for our class A common shares.

Certain stock index providers, such as S&P Dow Jones, exclude companies with multiple classes of shares of equity from being added to certain stock indices, including the S&P 500. In addition, several stockholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the dual class structure of our currently issued equity may prevent the inclusion of our class A common shares in such indices, may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing shares of our class A common shares. Any exclusion from stock indices could result in a less active trading market for our class A common shares. Any actions or publications by stockholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of our class A common shares.

Sean Magennis. Sean Magennis has served as a director of the Company since May 2, 2022. Mr. Magennis has served as President of CEO Coaching International, a global CEO coaching business, since November 2021. Previously, Mr. Magennis served as CEO and Chairman of Capital 54, a family office, from July 2020 to November 2021, as Global President and COO of YPO, a global community of chief executives, from May 2013 to July 2020, as Member of Gateway Green Energy Holdings, LLC, an operator power plants and energy assets, from 2009 to present, as President of Meximae Financiera Corporation, a real estate developer in Mexico, from January 2003 to August 2008, as President of Thomas International Management Systems from 1991 to 2003, as President of Thomas International, A Caldwell Interest, from 1992 to 1996, and Global President, Board Member and Chapter Chairman of Entrepreneurs Organization from 1991 to 2007. Mr. Magennis is a decisive and proactive business builder with extensive growth, acquisition, turnaround, and international experience. He is adept at developing high performing teams who deliver results through collaboration. He combines vision with positive pragmatism to transform strategies into actionable, measurable opportunities utilizing strong analytical and problem-solving skills.

Board Composition/Committees

Our board of directors currently consists of seven persons. Under our operating agreement the board of directors may establish the number of persons serving on the board of directors from time to time by resolution, up to a maximum of 12 persons. Three of our directors, Susanne Meline, Matthew Hayden, and Sean Magennis are independent within the meaning of Nasdaq’s rules. Susanne Meline is a “financial expert” as that term is defined in SEC regulations.

Because our class B common shares are held by two persons and represents more than 50% voting control of MDB, we are a “controlled company” under the listing rules of Nasdaq. As a controlled company, we will be exempt from many of the corporate governance obligations that other companies must follow when listed on Nasdaq. Management intends to take advantage of these exemptions. As such, we will be exempt from the certain of the corporate governance rules under the Rule 5600 Series, as follows: (i) having a board comprised of a majority of independent directors (Rule 5605(b)), iii) having a compensation committee (Rule 5605(d)), and (iii) having a director nominations committee (Rule 5605(e)). Additionally, we will not be required to hold annual meetings. Notwithstanding these exemptions, we will have an audit committee comprised solely of independent directors, which among other things will review related party transactions. Also, notwithstanding the exemptions, class A common shareholder approval will be required for stock option or purchase plans, and our financial statements must be audited by an independent public accountant that is registered with the PCAOB.

Messrs. Marlett and DiGiandomenico own all our outstanding 5,000,000 class B common shares, each of which has five votes, and thereby controls more than a majority of the voting power of our outstanding class A and class B common shares, which vote as a single class on all matters. Based on the 3,462,299 class A common shares to be outstanding after this offering assuming all the class A common shares offered hereby are sold and no additional class A common shares are issued other than those issued on conversion of the class B common shares, and Messrs. Marlett and DiGiandomenico hold no class A common shares after conversion of their class B common shares into class A common shares, we will be a “controlled company” so long as Messrs. Marlett and DiGiandomenico own at least 1,410,384 class B common shares, which will represent just over 50% of the combined voting control of the common shares. Alternatively, if Messrs. Marlett and DiGiandomenico do not convert or dispose of any of the 5,000,000 class B common shares they own, we will have to issue 21,237,702 class A common shares before Messrs. Marlett and DiGiandomenico are diluted to below 50% voting control of the common shares, at which point we then would cease to be a “controlled company.”

Board Diversity

Each year the board of directors, will review the appropriate characteristics, skills, and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates, we will consider factors including, without limitation, an individual’s character, integrity, judgment, potential conflicts of interest, other commitments, and diversity. While we have no formal policy regarding board diversity for our board of directors as a whole nor for each individual member, our board of directors will consider such factors as gender, race, ethnicity and experience, area of expertise, as well as other individual attributes that contribute to the total diversity of viewpoints and experience represented on the board of directors.

The following is a table indicating the current board diversity.

Board Diversity Matrix (As of March 15, 2023)

Total Number of Directors	-
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	-	-
Part II: Demographic Background
African American or Black	-	-	-	-
Alaskan Native or Native American	-	-	-	-
Asian	-	1	-	-
Hispanic or Latinx	-	1	-	-
Native Hawaiian or Pacific Islander	-	-	-	-
White	1	3	-	-
Two or More Races or Ethnicities	-	1	-	-
LGBTQ+	-	-	-	-
Did Not Disclose Demographic Background	-	-	-	-

[Alternate Page for Security Holder Prospectus]

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, Dated April ___, 2023

MDB CAPITAL HOLDINGS, LLC

2,628,966 CLASS A COMMON SHARES REPRESENTING LIMITED LIABILITY INTERESTS

The selling security holders named in this prospectus, referred to as the “Security Holders” in this prospectus, may offer and sell, from time to time, in one or more offerings, up to 2,628,966 class A common shares representing limited liability interests of MDB Capital Holdings, LLC. The class A common shares will initially be sold at a fixed price of $12.00 per share. Once there is an established market for the class A common shares, in which the prices reflect a trading market, the Security Holders may then sell their class A common shares at prevailing market prices at the times of sale, prices related to the prevailing market prices or negotiated prices. The class A common shares may be offered by the Security Holders to or through underwriters, dealers or other agents, directly to investors or through any other manner permitted by law, on a continued or delayed basis. See “Plan of Distribution” beginning on page 89 of this prospectus.

We are not selling any securities in this offering by the Security Holders, and we will not receive any proceeds from the sale of any securities by the Security Holders. The registration of the securities covered by this prospectus does not necessarily mean that any of these securities will be offered or sold by the Security Holders. The timing and amount of any sale is within the respective Security Holder’s sole discretion, subject to certain restrictions. To the extent that any Security Holder sells any securities, such holder may be required to provide you with this prospectus identifying and containing specific information about the selling Security Holder and the terms of the securities being offered.

MDB Capital Holdings, LLC is authorized under its operating agreement to issue common shares representing the limited liability interests of the Company. We have established two classes of common shares representing our limited liability interests, which we have denominated class A common shares and class B common shares. The rights of the holders of class A common shares and class B common shares are identical, except for voting and conversion rights. Each class A common share is entitled to one vote, and each class B common share is entitled to five votes per share. The class B common shares are convertible into class A common shares at any time, in an amount as determined by the holder, at the rate of one class B common share for one class A common share. Shareholders who hold class B common shares must convert their class B common shares into class A common shares before they may sell any of their shares in a public market. Prior to this offering, the holders of our outstanding class B common shares, being two persons, hold approximately 90.8% of the voting power of our actual outstanding capital equity, and those persons with our directors, executive officers, and 5% shareholders, and their respective affiliates, hold approximately 91.1% of the voting power of our actual outstanding capital equity. The corporate governance rights of the two classes of common shares are defined in our operating agreement, and are similar to the rights of a holder of stock in a corporation organized under Delaware law, which is why we have designated them as shares rather than LLC units or membership interests or other designations typical of limited liability companies. See “Description of Capital.” The common shares represent limited liability interests, and have pass through tax benefits under the U.S. federal income tax regulations. See “Certain Material U.S. Federal Tax Considerations.”

Prior to this offering, there has been no public market for our class A common shares. We intend to apply to list our class A common shares on The Nasdaq Capital Market, sometimes referred to as Nasdaq, under the symbol “MBDH.” No assurance can be given that our application will be approved or that an active trading market for the class A common shares will develop. We will not complete this offering without a listing approval letter from the Nasdaq Capital Market.

After completion of this offering we will have 3,462,299 class A common shares outstanding if all the shares offered hereby are sold, each class A common share having one vote. Christopher Marlett, our Chief Executive Officer and Chairman, and Anthony DiGiandomenico, our Chief of Transactions and a director, through their ownership of all our outstanding 5,000,000 class B common shares, each of which has five votes, will continue to control more than a majority of the voting power of our outstanding class A and class B common shares which vote as a single class on all matters. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq and eligible for certain exemptions from these rules. Based on the number of class A common shares to be outstanding after this offering assuming all the class A common shares offered hereby are sold and no additional class A common shares are issued other than those issued on conversion of the class B common shares, and Messrs. Marlett and DiGiandomenico hold no class A common shares after conversion of their class B common shares into class A common shares, we will remain a “controlled company” so long as Messrs. Marlett and DiGiandomenico own at least 1,410,384 class B common shares. Alternatively, if Messrs. Marlett and DiGiandomenico do not convert or dispose of any of the 5,000,000 class B common shares they own, we will have to issue 21,237,702 class A common shares before Messrs. Marlett and DiGiandomenico are diluted to below 50% voting control of the common shares, at which point we then would cease to be a ‘controlled company.” We intend to rely on the “controlled company” exemption for as long as Messrs. Marlett and DiGiandomenico have control of the company. See “Risk Factors – If the class A common shares are listed on Nasdaq, we will be deemed a “controlled company” under the listing rules because our class B common shares are held by two persons who have more than 50% control. As a controlled company, we will be exempt from many of the corporate governance obligations that other companies must follow when listing on Nasdaq” on page _____ for more information.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012. As such, in this prospectus we have taken advantage of certain reduced disclosure obligations that apply to emerging growth companies regarding selected financial data and executive compensation arrangements. See “Prospectus Summary— Implications of Being an Emerging Growth Company.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus to read about factors you should consider before deciding to invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is        , 2023